02056083

RECD S.E.C.
AUG 27 2002
1086

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: August 27, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

BEELINE
CELLULAR COMMUNICATIONS

БИЛАЙН
СОТОВАЯ СВЯЗЬ

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES SECOND QUARTER AND SIX MONTH 2002 FINANCIAL AND OPERATING RESULTS

-- 83% YEAR-TO-YEAR INCREASE IN NET OPERATING REVENUES --
-- 100% YEAR-TO-YEAR INCREASE IN EBITDA --
-- 133% YEAR-TO-YEAR INCREASE IN NET INCOME --
-- APPROXIMATELY 3.7 MILLION SUBSCRIBERS AS OF TODAY --

Moscow and New York (August 27, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the quarter and six months ended June 30, 2002. During the second quarter of 2002, VimpelCom showed strong subscriber growth and further improvement in net operating revenues, operating income and EBITDA. For the quarter ended June 30, 2002, VimpelCom reported net operating revenues of $173.4 million, an 83.1% increase from the $94.7 million reported for the same period in 2001; EBITDA of $71.8 million, a 100.1% increase from the $35.9 million reported for the same period in 2001; and net income of $21.9 million, an increase of 133.1% from the $9.4 million reported for the second quarter of 2001. The Company's EBITDA margin for the second quarter of 2002 was approximately 41.4% compared to approximately 37.9% for the same period of 2001.

As of June 30, 2002, VimpelCom had approximately 3.28 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries and an affiliate, including 2.85 million subscribers in the Moscow license area, representing a total year-to-year growth of approximately 176%. As of today, VimpelCom's total number of subscribers is approximately 3.74 million, with approximately 3.11 million subscribers in the Moscow license area.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 52.0% at the end of the second quarter of 2002, a significant improvement compared to the Company's estimated market share of 39.0% reported at the end of the second quarter of 2001.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "Our second quarter results show the continued progress of our company. We are particularly, pleased with our growing revenue and EBITDA numbers and our strong position in Moscow. In addition, we have made good progress in our national expansion plans, and now have 20 GSM networks in commercial operation outside of Moscow. We plan to continue our controlled and balanced national build-out in the second half of this year."

Key Financial and Operating Indicators

	3 months ended			6 months ended		
	June 30, 2002	**June 30, 2001**	**Change (%)**	**June 30, 2002**	**June 30, 2001**	**Change (%)**
Net operating revenues (US$,000)	173,381	94,679	83.1%	318,441	174,422	82.6%
EBITDA (US$,000)	71,757	35,862	100.1%	135,027	63,760	111.8%
EBITDA margin	41.4%	37.9%	9.2%	42.4%	36.6%	15.8%
Net income (US$,000)	21,941	9,414	133.1%	49,987	14,540	243.8%
ARPU(US$) (1)	18.9	27.7	-31.8%	19.1	27.6	-30.8%
MOU (min) (2)	94.7	107.7	-12.1%	91.3	101.4	-10.0%
SAC (US$) (3)	31.3	42.3	-26.0%	30.9	40.1	-22.9%

Notes:

1. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company's subscribers during the month.
2. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
3. SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.

In the second quarter of 2002, the Company's business continued the same pattern shown in recent quarters. It is characterized by rapid subscriber growth combined with the effects of economies of scale, efficient cost control and low acquisition costs per subscriber. On the expense side, in the second quarter of 2002, the Company recorded a number of charges not reflected in the first quarter of 2002. Specifically, the Company recorded a $2.3 million charge to reflect the liability related to its employee stock option plan, which will be settled by the sale of VimpelCom's treasury stock. Also, the Company incurred a $9.5 million net foreign currency exchange loss, primarily on its euro-denominated liabilities relating to network equipment purchases, as a result of the decline of the U.S. dollar against the euro. The Company is introducing additional measures designed to minimize its exposure to U.S. dollar/euro exchange rate fluctuations. Interest expense also increased in the second quarter due to the bond issuance, which resulted in a $250 million loan to the Company in April 2002. On the other hand, there was a decrease in the Company's provision for doubtful accounts in the second quarter of 2002 of $1.2 million compared to the first quarter of 2002. This resulted primarily from improved bad debt management which allowed a reduction in the provision. Primarily as a result of the above, net income in the second quarter of 2002 declined 21.8% to $21.9 million from the $28.0 million reported for the first quarter of 2002. EBITDA increased by 13.4% compared to the first quarter of 2002 to $71.8 million with an EBITDA margin of 41.4%. Net operating revenues grew to $173.4 million, a 19.5% increase compared to the $145.1 million reported for the first quarter of 2002.

The Company's financial results include the activities of VimpelCom-Region, which holds the Company's GSM licenses for areas outside of Moscow. VimpelCom-Region's expenses continue to exceed revenues as the Company's national operations are still predominantly in the phase of network build-out and infrastructure development. Total operating revenues, excluding intra-group transactions, for Moscow on a stand-alone basis and VimpelCom-Region in the second quarter of 2002 were $163.7 million and $12.4

million, respectively. Net income for Moscow on a stand-alone basis in the second quarter of 2002 was $27.3 million and VimpelCom-Region's net loss was $6.4 million.

VimpelCom's total capital expenditures for the second quarter of 2002 were approximately $109.6 million, with $65.6 million spent in the Moscow license area.

The Company's MOU in the second quarter of 2002 was 94.7 minutes, a decrease of approximately 12.1% compared to 107.7 minutes reported in the second quarter of 2001. ARPU for the second quarter of 2002 was approximately $18.9, a 31.8% decrease from $27.7 reported for the second quarter of 2001. The decrease in MOU and ARPU in the second quarter of 2002 was primarily related to the increased proportion of prepaid subscribers on the Company's networks.

Key Subscriber Statistics

	As of June 30, 2002	As of June 30, 2001	Change (%)	As of March 31, 2002	Change (%)
Moscow license area	**2,845,300**	1,085,100	162.2%	2,377,000	19.7%
Contract	701,700	377,500	85.9%	667,000	5.2%
Prepaid	2,143,600	707,600	202.9%	1,710,000	25.4%
Regions	**430,900**	100,000	330.9%	284,500	51.5%
Total Number of Subscribers	**3,276,200**	1,185,100	176.4%	2,661,500	23.1%
Churn (quarterly)	6.9%	6.8%	--	5.7%	--

Strong subscriber growth in Moscow continued through the second quarter of 2002 with prepaid subscribers growing faster than contract subscribers. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 71.9% at the end of the first quarter of 2002 to 75.3% at the end of the second quarter of 2002. VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base were 92.7% at the end of the second quarter of 2002, compared to 71.0% at the end of the second quarter of 2001. The Company also reported significant growth in its regional subscribers from 284,500 at the end of the first quarter of 2002 to approximately 430,900 at the end of the second quarter of 2002, or 51.5% of quarter-to-quarter growth.

The Company's quarterly churn rate in the second quarter of 2002 was 6.9%, compared to the Company's churn rate of 6.8% reported for the same period in 2001. The Company expects a rise in churn later this year as a result of high subscriber growth rates in recent periods.

The Company's management will discuss its second quarter 2002 results on a conference call on August 27, 2002 at 6:30 pm Moscow time (10:30 am EDT in New York). The call may be accessed via webcast at the following URL address http://audioevent.mshow.com/70168/

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the City of Moscow and the Moscow Region. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans, including the Company's expectations that it will successfully implement its regional build-out plans in the second half of 2002 and reduce its exposure to changes in the U.S. Dollar/Euro exchange rate. These and other forward-looking statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, most notably in the regions of Russia outside of Moscow, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin
VimpelCom (Moscow)
Tel: 7(095) 974-5888
vgoldin@vimpelcom.com

Christopher Mittendorf
Edelman Financial Worldwide
Tel: 1(212) 704-8134
christopher.mittendorf@edelman.com

-Tables Attached-

Open Joint Stock Company "Vimpel-Communications"
Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
	(In thousands of US dollars, except per share (ADS) amounts)			
Operating revenues:				
Service revenues and connection fees	**US$ 164,328**	US$85,953	**US$ 299,081**	US$ 157,210
Sales of handsets and accessories	**11,372**	9,599	**23,268**	18,734
Other revenues	**393**	314	**794**	653
Total operating revenues	**176,093**	95,866	**323,143**	176,597
Less revenue based taxes	**(2,712)**	(1,187)	**(4,702)**	(2,175)
Net operating revenues	**173,381**	94,679	**318,441**	174,422
Operating expenses:				
Service costs	**24,048**	17,007	**44,125**	32,136
Cost of handsets and accessories sold	**10,272**	8,579	**17,348**	18,049
Cost of other revenues	**16**	33	**32**	67
Selling, general and administrative expenses	**63,809**	30,179	**113,763**	54,402
Depreciation and amortization	**21,881**	15,219	**40,831**	29,136
Provision for doubtful accounts	**3,479**	3,019	**8,146**	6,008
Total operating expenses	**123,505**	74,036	**224,245**	139,798
Operating income (loss)	**49,876**	20,643	**94,196**	34,624
Other income and expenses:				
Other income / (loss)	**1,205**	(305)	**1,113**	(43)
Interest income	**1,835**	1,708	**3,046**	3,685
Gain (loss) on trading in securities	**6**	179	**58**	240
Interest expense	**(11,998)**	(7,460)	**(18,606)**	(14,665)
Net foreign exchange (loss) / gain	**(9,460)**	1,233	**(9,881)**	2,038
Total other income and expenses	**(18,412)**	(4,645)	**(24,270)**	(8,745)
Income before income taxes and minority interest	**31,464**	15,998	**69,926**	25,879
Income tax expense	**9,523**	6,551	**19,949**	11,306
Minority interest in net earnings (losses) of subsidiaries	**-**	33	**(10)**	33
Net income	**US$ 21,941**	US$ 9,414	**US$49,987**	US$ 14,540
Net income per common share	**US$ 0.58**	US$ 0.29	**US$ 1.32**	US$ 0.44
Net income per ADS equivalent	**US$ 0.44**	US$ 0.22	**US$ 0.99**	US$ 0.33
Weighted average common shares outstanding (thousands)	**38,006**	32,851	**38, 004**	32,851
EBITDA	**US$ 71,757**	US$ 35,862	**US$ 135,027**	US$ 63,760

Open Joint Stock Company "Vimpel-Communications"

Condensed Consolidated Balance Sheets

	June 30, 2002 (unaudited)	December 31, 2001
	(In thousands of US dollars)	
Assets		
Current assets		
Cash and cash equivalents	US$ **359,127**	US$ 144,172
Short-term investments	**0**	920
Accounts receivable	**72,537**	49,678
Other current assets	**104,784**	69,217
Total current assets	**536,448**	263,987
Non-current assets		
Property and equipment, net	**673,401**	535,405
Intangible assets, net	**69,437**	70,926
Other assets	**72,966**	55,488
Total non-current assets	**815,804**	661,819
Total assets	US$ **1,352,252**	US$ 925,806
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	US$ **60,127**	US$ 42,680
Due to related parties	**784**	883
Customer deposits	**82,090**	63,019
Deferred revenue	**1,507**	1,874
Bank loans, current portion	**33,818**	17,852
Capital lease obligation, current portion	**3,265**	4,208
Equipment financing obligation, current portion	**121,958**	68,290
Accrued liabilities	**37,426**	13,035
Total current liabilities	**340,975**	211,841
Deferred income taxes	**14,918**	18,214
Bank loans, less current portion	**283,399**	50,100
5.5% Senior convertible notes due July 2005	**83,395**	81,027
Equipment financing, less current portion	**71,235**	56,196
Minority Interest	**0**	307
Shareholders' equity	**558,330**	508,121
Total liabilities and shareholders' equity	US$ **1,352,252**	US$ 925,806

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